UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1 )1

‘mktg, inc.’
(Name of Issuer)

Common Stock, $.001 par value each
(Title of Class of Securities)

60688K 108
(CUSIP Number)

Marc Particelli
c/o ‘mktg, inc.’
75 Ninth Avenue, 3rd Floor
New York, New York  10011
(212) 403-4040

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)
———————
1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60688K 108	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Marc Particelli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,080,655
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,080,655
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,080,655
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☒
(See Items 5(a) herein)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 60688K 108	13D	Page 3 of 5 Pages

This Amendment No. 1 to a Schedule 13D filed with the Securities and Exchange Commission on January 23, 2009 (as so amended, the “Schedule 13D”) is being filed to report the purchase by the Reporting Person of securities of ‘mktg, inc.’ (the “Issuer”) in a private placement which closed on December 15, 2009 (the “Private Placement”), all as more specifically described below. Accordingly, the Schedule 13D is hereby amended as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended by adding the following paragraph at the end thereof:

On December 15, 2009, the Reporting Person purchased the following securities for an aggregate purchase price of $450,000:  (i) a Senior Secured Note in the principal amount of $225,000 (the “Note”);  (ii) 225,000 shares of Series D Convertible Participating Preferred Stock (the “Preferred Stock) with an aggregate stated value of $225,000, convertible into 478,723 shares of Common Stock at an initial  conversion price of $.47; and (iii) a Warrant to purchase an additional 221,064 shares of Common Stock (the “Warrant”) (the Note and, together with the Preferred Stock and the Warrant, the “Securities”). The purchase price for the Securities was paid with the personal funds of the Reporting Person.  The conversion price of the Preferred Stock is subject to antidilution adjustments and certain other adjustments pursuant to the Certificate of Designations, Preferences and Rights of Series D Convertible Participating Preferred Stock. The Warrant has an exercise price of $0.001 per share and is exercisable from June 13, 2010 through June 13, 2016.

In addition to the Securities purchased in the Private Placement by the Reporting Person, the Marc C. Particelli 2006 Family Trust (the “Family Trust”) purchased an aggregate of $50,000 of Securities, consisting of (i) a Note in the principal amount of $25,000; (ii) 25,000 shares of Preferred Stock with an aggregate stated value of $25,000, convertible into 53,191 shares of Common Stock; and (iii) a Warrant to purchase an additional 24,563 shares of Common Stock. The beneficiaries of the Family Trust are the Reporting Person’s children, and the trustee of the Family Trust is the Reporting Person’s spouse. The Reporting Person disclaims beneficial ownership of the Securities purchased by the Family Trust.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated, as follows:

(a)           As of the date of this filing, the Reporting Person beneficially owns 1,080,655 shares of Common Stock, consisting of (i) 422,632 shares of Common Stock held directly by the Reporting Person; (ii) 225,000 shares of the Preferred Stock convertible into 478,723 shares of Common Stock held directly by the Reporting Person; (iii) 14,300 shares of Common Stock owned by the Reporting Person’s IRA; and (iv) 165,000 shares of Common Stock issuable upon exercise of stock options issued to the Reporting Person by the Issuer for services rendered as a director and officer of the Issuer (the “Options”).

The Reporting Person disclaims beneficial ownership of the Securities purchased by the Family Trust in the Private Placement as described in Item 3 above, and an additional 1,500 shares of Common Stock held by the Family Trust.

As of the date of this filing, the 1,080,655 shares of Common Stock of the Issuer beneficially owned by the Reporting Person constitute 11.7% of the Issuer’s outstanding shares of Common Stock.

(b)           The Reporting Person has the sole power to vote and dispose of, or to direct the vote or disposition of, the 1,080,655 shares of Common Stock of the Issuer beneficially owned by him.

CUSIP No. 60688K 108	13D	Page 4 of 5 Pages

(c)           The Reporting Person purchased the Securities in the Private Placement on December 15, 2009 as set forth in Item 3 herein, and was awarded 25,000 shares of Common Stock as Chairman of the Issuer on November 16, 2009.

(d)           Not Applicable.

(e)           Not Applicable.

CUSIP No. 60688K 108	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 22, 2009

/s/ Marc Particelli
Marc Particelli